UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2026

CNL Healthcare Properties, Inc.

(Exact name of Registrant as Specified in Its Charter)

Maryland	000-54685	27-2876363
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

CNL Center at City Commons 450 South Orange Avenue
Orlando, Florida	32801
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (407) 650-1000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 8.01 Other Events

As previously reported, on November 4, 2025, CNL Healthcare Properties, Inc. (“CHP”) and Sonida Senior Living, Inc. (“SNDA”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), by and among SNDA, CHP, SSL Sparti LLC, a wholly owned subsidiary of SNDA (“Holdco”), SSL Sparti Property Holdings Inc., a wholly owned subsidiary of Holdco (f/k/a Sparti Merger Sub, Inc., “SNDA Merger Sub”), and CHP Merger Corp., a wholly owned subsidiary of CHP (“CHP Merger Sub”).

On December 17, 2025, SNDA filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (“SEC”), a revised version of which was filed with the SEC on January 2, 2026 (as revised, the “Preliminary Proxy Statement”). On January 6, 2026, CHP filed a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) with the SEC in connection with the annual meeting of CHP stockholders to be held on March 6, 2026 at 10:00 a.m. Eastern Time (the “CHP Annual Meeting”) at CNL Center at City Commons, Tower I, 13th Floor, 450 South Orange Avenue, Orlando, Florida 32801. Capitalized terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Definitive Proxy Statement.

Following the filing of the Definitive Proxy Statement, and as of the date of this Current Report on Form 8-K, two lawsuits have been filed by purported stockholders of SNDA against SNDA and members of SNDA’s Board of Directors in the Supreme Court of the State of New York (captioned Williams v. Sonida Senior Living, Inc., et al., No. 650669/2026, and Ballard v. Sonida Senior Living, Inc., et al., No. 650590/2026) (collectively, the “Actions”). The Actions generally allege, among other things, that the Definitive Proxy Statement omits material information regarding the proposed transactions contemplated by the Merger Agreement (the “Transactions”) and seek, among other things, an injunction enjoining the special meeting of the stockholders of SNDA relating to the Transactions until such time as the alleged disclosure deficiencies are corrected, rescission of the Transactions or damages in the event the Transactions are consummated, and an award of costs, including reasonable attorneys’ and experts’ fees. SNDA has also received demand letters from purported stockholders (collectively, the “Shareholder Letters”) alleging, among other things, that the disclosures contained in the Preliminary Proxy Statement and/or the Definitive Proxy Statement are deficient and demanding that certain corrective disclosures be made. SNDA believes that the allegations in the Shareholder Letters and the Actions are without merit, that each of the Preliminary Proxy Statement and the Definitive Proxy Statement complies with applicable law, and that no further disclosure is required. However, solely in order to mitigate any risk of the Actions and the Shareholder Letters delaying or otherwise adversely affecting the consummation of the Transactions and to minimize any costs, risks, and uncertainties inherent in any litigation related thereto, and without admitting any liability or wrongdoing, SNDA and CHP have determined to voluntarily supplement the Definitive Proxy Statement as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, SNDA specifically denies all allegations in the Actions and the Shareholder Letters and any assertion that additional disclosure was or is required.

These supplemental disclosures will not change the consideration to be paid to CHP stockholders in connection with the Transactions or the timing of the CHP Annual Meeting. The Board continues to recommend that you vote “FOR” each of the proposals to be voted on at the CHP Annual Meeting described in the Definitive Proxy Statement.

The information contained in this Current Report on Form 8-K is incorporated by reference into the Definitive Proxy Statement. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Definitive Proxy Statement, the information in this Current Report on Form 8-K shall supersede or supplement such information in the Definitive Proxy Statement.

Supplement to Definitive Proxy Statement

This supplemental information should be read in conjunction with the disclosures contained in the Definitive Proxy Statement, which in turn should be read in its entirety. All page references are to the Definitive Proxy Statement. New text within restated language from the Definitive Proxy Statement is indicated in bold, underlined text (e.g., bold, underlined text) and removed language within the restated language from the Definitive Proxy Statement is indicated in strikethrough text (e.g., ~~strikethrough text~~), as applicable. The information contained herein speaks only as of February 13, 2026 unless the information indicates another date applies.

The third full paragraph on Page 121, under “The Transactions – Background of the Transactions,” is hereby amended and supplemented as follows:

On April 4, 2025, CHP and SNDA entered into a confidentiality agreement regarding the confidentiality of CHP information. This confidentiality agreement included a 12-month standstill provision with a customary “don’t ask, don’t waive” provision.

The third full paragraph on Page 122, under “The Transactions – Background of the Transactions,” is hereby amended and supplemented as follows:

On June 15, 2025, CHP and SNDA entered into a confidentiality agreement regarding the confidentiality of SNDA information. This confidentiality agreement included a 12-month standstill provision with a customary “don’t ask, don’t waive” provision.

The second sentence of the first full paragraph on page 154 under “Opinion of SNDA’s Financial Advisor – Financial Analyses – CHP Financial Analyses – Selected Public Companies Analysis” is hereby amended and supplemented as follows:

The overall weighted average low to high calendar year 2026 estimated FFO, calendar year 2026 estimated AFFO and calendar year 2026 estimated EBITDA multiples observed for the CHP selected companies deemed meaningful were 17.8x to 22.2x, 21.1x to 24.9x and 18.1x to 20.1x, respectively, based on the following:

	CY2026E FFO	CY2026E AFFO	CY2026E EBITDA
Selected SHOP Companies
• American Healthcare REIT, Inc.	24.4x	27.9x	21.8x
• Ventas, Inc.	19.7x	24.0x	19.7x
• Welltower Inc.	30.5x	35.0x	28.8x
Selected NNN Companies
• LTC Properties, Inc.	12.7x	12.4x	12.7x
• National Health Investors, Inc.	14.8x	14.6x	14.6x
• Sabra Health Care REIT, Inc.	11.5x	11.6x	13.4x

The first sentence of the second full paragraph on page 154 under “Opinion of SNDA’s Financial Advisor – Financial Analyses – CHP Financial Analyses – Selected Public Companies Analysis” is hereby amended and supplemented as follows:

No company or business used in this analysis is identical to CHP nor, except for selected multiples applied in deriving implied equity value per share reference ranges, were individual multiples of the CHP selected companies independently determinative of the results of such analysis.

The second and third sentences of the third full paragraph on page 154 under “Opinion of SNDA’s Financial Advisor – Financial Analyses – CHP Financial Analyses – Discounted Cash Flow Analysis” is hereby amended and supplemented as follows:

The implied terminal value of CHP was derived by applying to CHP’s unlevered, after-tax free cash flow for the fiscal year ending December 31, 2030 a ~~selected~~ range of perpetuity growth rates of 3.0% to 4.0% selected based on RBC Capital Markets’ professional judgment. The unlevered, after-tax free cash flows and terminal value were then discounted to present value (as of December 31, 2025) using a selected range of discount rates of 8.5% to 9.5% derived from a weighted average cost of capital calculation.

The first sentence of the second full paragraph on page 155 under “Opinion of SNDA’s Financial Advisor – Financial Analyses – SNDA Financial Analyses – Selected Public Companies Analysis” is hereby amended and supplemented as follows:

The overall low to high calendar year 2026 estimated FFO, calendar year 2026 estimated AFFO and calendar year 2026 estimated EBITDA multiples observed for the SNDA selected companies deemed meaningful were 19.7x to 30.5x (with a mean of 24.9x and a median of 24.4x), 24.0x to 35.0x (with a mean of 29.0x and median of 27.9x) and 14.1x to 28.8x (with a mean of 21.1x and a median of 20.7x), respectively, based on the following (information not publicly available is designated below as “NA”):

	CY2026E FFO	CY2026E AFFO	CY2026E EBITDA
• American Healthcare REIT, Inc.	24.4x	27.9x	21.8x
• Brookdale Senior Living Inc.	NA	NA	14.1x
• Ventas, Inc.	19.7x	24.0x	19.7x
• Welltower Inc.	30.5x	35.0x	28.8x

The first sentence of the third full paragraph on page 155 under “Opinion of SNDA’s Financial Advisor – Financial Analyses – SNDA Financial Analyses – Selected Public Companies Analysis” is hereby amended and supplemented as follows:

No company or business used in this analysis is identical to SNDA nor, except for selected multiples applied in deriving implied equity value per share reference ranges, were individual multiples of the SNDA selected companies independently determinative of the results of such analysis.

The third and fourth sentences of the fourth full paragraph on page 155 under “Opinion of SNDA’s Financial Advisor – Financial Analyses – SNDA Financial Analyses – Discounted Cash Flow Analysis” is hereby amended and supplemented as follows:

The implied terminal value of SNDA was derived by applying to SNDA’s unlevered, after-tax free cash flow for the fiscal year ending December 31, 2030 a ~~selected~~ range of perpetuity growth rates of 3.5% to 4.5% selected based on RBC Capital Markets’ professional judgment. The unlevered, after-tax free cash flows and terminal value were then discounted to present value (as of December 31, 2025) using a selected range of discount rates of 9.0% to 10.0% derived from a weighted average cost of capital calculation.

The second sentence of the last paragraph beginning on page 155 under “Opinion of SNDA’s Financial Advisor – Financial Analyses – SNDA Financial Analyses – Illustrative Intrinsic-Based Value Creation” is hereby amended and supplemented as follows:

For purposes of this comparison, RBC Capital Markets utilized a ~~selected~~ perpetuity growth rate range of 3.25% to 4.25% selected based on RBC Capital Markets’ professional judgment and a selected discount rate range of 8.5% to 9.5% derived from a weighted average cost of capital calculation and otherwise performed such comparison in a manner consistent with the approach undertaken in connection with the discounted cash flow analysis conducted for SNDA on a standalone basis described above under “– SNDA – Discounted Cash Flow Analysis.”

The first sentence of the second full paragraph on page 156 under “Opinion of SNDA’s Financial Advisor – Miscellaneous” is hereby amended and supplemented as follows:

As the SNDA Board was aware, RBC Capital Markets and/or its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and/or financial advisory services to SNDA unrelated to the Transactions and to certain significant stockholders of SNDA (including

Conversant) and/or certain of their respective portfolio companies, as applicable, for which services RBC Capital Markets and its affiliates have received and would expect to receive compensation, including, during the approximate two-year period preceding the date of RBC Capital Markets’ opinion, having ~~acting or~~ acted or acting as a (i) bookrunner for a follow-on offering of SNDA Common Stock and (ii) lender to SNDA and a portfolio company of Conversant under certain credit facilities, for which services described in clauses (i) and (ii) RBC Capital Markets and/or its affiliates received during such two-year period aggregate fees of approximately $8 million. During the approximate two-year period preceding the date of RBC Capital Markets’ opinion, RBC Capital Markets and its affiliates had not provided investment banking, commercial banking and/or financial advisory services to Silk for which RBC Capital Markets and/or its affiliates received compensation.

The first full paragraph and following table on Page 159, under “Unaudited Prospective Financial Information Prepared by SNDA – Projections for Standalone SNDA” is hereby amended and supplemented as follows:

The following table sets forth certain summarized unaudited prospective financial information with respect to SNDA for the calendar years 2025 through 2030 on a standalone basis prepared by SNDA’s senior management.

(in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$334.6	$365.9	$393.3	$419.9	$438.0	$454.2
EBITDA(1)	$44.4	$64.6	$79.5	$93.1	$99.3	$104.9
(+) Stock-Based Compensation	$5.9	$6.0	$6.2	$6.3	$6.5	$6.6

(+) Bad Debt Expense	$3.0	$3.4	$3.2	$2.9	$2.7	$2.8

Adjusted EBITDA(2)	$53.3	$74.1	$88.8	$102.3	$108.5	$114.3
Unlevered Free Cash Flow(3)	—	$44	$57	$67	$71	$75

(1)

EBITDA is defined as net income (loss) excluding depreciation and amortization expense, interest income, interest expense, other expense/income and provision for income taxes. EBITDA is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(2)

Adjusted EBITDA is defined as EBITDA further adjusted ~~to exclude~~ for income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items, ~~include~~ such as stock-based compensation expense, provision for credit losses, casualty losses, transaction, transition and restructuring costs and impairment of assets held for sale, that SNDA management does not consider as part of SNDA’s underlying core operating performance and that SNDA management believes impact the comparability of performance between periods. Adjusted EBITDA is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(3)

Unlevered Free Cash Flow is defined as net cash provided by operating activities, less capital expenditures and capitalized software, plus after-tax interest expense. Unlevered Free Cash Flow is a non-GAAP financial measure as it adjusts amounts included in net cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP.

Following the first full paragraph and corresponding table on Page 159, under “Unaudited Prospective Financial Information Prepared by SNDA – Projections for Standalone SNDA,” a new paragraph is hereby added as follows:

The following table sets forth certain summarized unaudited prospective financial information with respect to SNDA on a standalone basis prepared by SNDA’s senior management with respect to SNDA’s projected 10-year utilization of net operating losses.

(in millions)	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
NOL Utilization	$0.0	$1.5	$17.5	$21.0	$25.1	$24.9	$25.6	$26.3	$27.1	$24.8

*  *  *  *  *  *

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to the Transactions involving SNDA and CHP. In connection with the Transactions, SNDA and CHP have filed the Definitive Proxy Statement with the SEC on January 6, 2026, which was declared effective by the SEC on January 6, 2026. After filing its Definitive Proxy Statement with the SEC, SNDA and CHP mailed the Definitive Proxy Statement to the stockholders of SNDA and the stockholders of CHP seeking their respective approval of the Transactions. SNDA and CHP may also file other documents regarding the Transactions with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that SNDA and/or CHP may file with the SEC in connection with the Transactions. BEFORE MAKING ANY VOTING DECISION, SNDA’S AND CHP’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SNDA, CHP AND THE TRANSACTIONS.

Investors and shareholders may obtain copies of these documents and other documents filed by SNDA and CHP with the SEC free of charge through the website maintained by the SEC at www.sec.gov or from SNDA at its website, sonidaseniorliving.com, under the heading Investor Relations, or from CHP at its website, cnlhealthcareproperties.com, under the heading Investor Resources.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

SNDA and CHP, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transactions under the rules of the SEC. Information about the interests of the directors and executive officers of SNDA and CHP and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transactions and a description of their direct and indirect interests, by security holdings or otherwise, can be found in the sections entitled “The Transactions – Interests of SNDA’s Directors and Executive Officers in the Transactions” and “The Transactions – Interests of CHP’s Directors and Executive Officers in the Transactions” included in the Definitive Proxy Statement (and which is available at https://www.sec.gov/Archives/edgar/data/1043000/000119312526003544/d938110d424b3.htm). Information about the directors and executive officers of SNDA and their ownership of SNDA equity interests can be found in the sections entitled “Principal Stockholders and Stock Ownership of Management,” “Executive Officers,”

“Executive Compensation Tables,” and “2024 Director Compensation” included in SNDA’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 29, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by SNDA’s directors and executive officers; and in other documents filed by SNDA with the SEC. Information about the directors and executive officers of CHP and their ownership of CHP equity interests is set forth in the sections entitled “CHP Directors and Executive Officers” under “Information about CHP” and “Security Ownership of CHP Directors and Management” “included in the Definitive Proxy Statement.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “could,” “should,” “anticipate” and similar statements of a future or forward-looking nature. The forward-looking statements, are subject to certain risks and uncertainties, and actual results, events and financial condition could materially differ from those indicated in the forward-looking statements, including, among others, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, or the inability to complete the Transactions on the anticipated terms or by the end of the Outside Date (as defined in the Merger Agreement), (2) the inability to complete the Transactions due to the failure to satisfy all of the conditions to closing in a timely manner or at all, including the failure to obtain the requisite stockholder approvals or to obtain the Equity Financing (as defined in the Merger Agreement), or the risk that a regulatory approval that may be required for the Transactions is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) costs related to the Transactions, including costs with respect to the Equity Financing, (4) the diversion of management’s time and attention from ordinary course business operations to completion of the Transactions and integration matters, (5) the risk of litigation action related to the Transactions, (6) such other economic or other conditions in the markets CHP or SNDA are engaged in, (7) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in SNDA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 17, 2025, and as such factors may be updated from time to time in SNDA’s other filings with the SEC, and (8) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in CHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 5, 2025, and as such factors may be updated from time to time in CHP’s other filings with the SEC, which filings are accessible on the SEC’s website at www.sec.gov. This list of factors is not intended to be exhaustive. Forward-looking statements only speak as of the date of this communication, and neither CHP nor SNDA assumes any obligation to update any written or oral forward-looking statement made by either SNDA or on its behalf or CHP or on its behalf as a result of new information, future events or other factors, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CNL HEALTHCARE PROPERTIES, INC.

Date: February 13, 2026	By:	/s/ Ixchell C. Duarte
Ixchell C. Duarte
Chief Financial Officer and Treasurer